

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Andrew Crescenzo
Chief Financial Officer
Sharps Technology, Inc.
Maxess Road
Melville, NY 11747

> **Re: Sharps Technology, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 22, 2023**
> **File No. 333-274146**

Dear Andrew Crescenzo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Arthur Marcus, Esq.